Contact

www.linkedin.com/in/tgale
(LinkedIn)

Top Skills

Start-ups
Business Development
Program Management

Certifications

Supply Chain Management

Sailing Yacht Skippering Certification - ASA 104 Bareboat Cruising

ITIL v3 Foundation

Project Management Professional (PMP)

Leading Across Generations

Honors-Awards

National Finalist (2 times) and Team Lead, Dell-Microsoft Marketing Competition, NSHMBA

MBA All Star, Dallas Business Journal

Ambassador Leadership Award

Academic Achievement Award

Dean's Scholar

Patents

SYSTEM AND METHOD FOR MANAGING FLEET VEHICLES OR EMPLOYEE OWNED VEHICLES

METHOD AND SYSTEM FOR MANAGING SPECIAL AND PARATRANSIT TRIPS

COMPUTER-BASED SYSTEM AND METHOD FOR GAMIFYING RIDE SHARING

Tony Gale
Chief Operating Officer
Austin, Texas Metropolitan Area

Summary

An accomplished executive with an extensive background in leadership, business development, customer success, financial management, and
operations management.

I have proven capabilities in innovative technological transformation, advanced process improvement, strategic cost/benefit analysis, risk mitigation, embedding organizational quality assurance, and developing and nurturing customer and team relationships.

I pride myself in being a highly resilient, adaptable, conscientious and hands-on leader with over 17 years' experience in transit (Real Time Passenger Information and Personal Rapid Transit), school transportation and rideshare implementing new initiatives, managing B2B software, hardware and SaaS business P&Ls, improving communications, mentoring staff, overseeing programs and projects, integrating business acquisitions, and streamlining operational workflows.

My work experience spans leadership roles at large, mid-sized, small and start-up businesses and assignments in N. America, Europe, Africa and the Middle and Far East.

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Experience

Swift Rails, Inc.
Chief Operating Officer
November 2019 - Present (4 years)
Austin, Texas Metropolitan Area

Swift Rails is a new form of transportation that is 5 X faster and 40 X cheaper than conventional transit using on-demand, autonomous, clean-energy powered passenger vehicles that travel on rails elevated above the traffic.

eAmbient Inc.
Chief Operating Officer
February 2023 - Present (9 months)
Austin, Texas Metropolitan Area

eAmbient's patented technology manages building humidity to cut greenhouse gas emissions, reduce cooling costs, remediate mold and make indoor air healthier —without harmful chemicals or highly invasive treatments.

Far East, Africa and Europe
Travel Sabbatical
April 2019 - June 2019 (3 months)

Cubic Corporation
2 years 2 months

Strategic Advisor
February 2019 - March 2019 (2 months)
Austin, Texas Area

As Strategic Advisor, I developed and executed a comprehensive plan to successfully transition finance, business development, engineering, field services and operations to incoming NextBus leadership.

General Manager and Vice President
February 2017 - January 2019 (2 years)
Austin, Texas Area

As General Manager and Vice President, I was the transformational leader for NextBus appointed to pioneer re-platforming and operational transformation of the NextBus Real-Time Passenger Information (RTPI) business to support Cubic's goals. I played a key leadership role in integrating the multimillion-dollar P&L into the main corporation and establishing and deploying the company's first AWS Cloud and Machine Learning based B2B SaaS platform. I relocated the Engineering and Operations groups from the Bay Area to Austin, Texas, transferred the hardware assembly site to an ISO 9001 facility to reduce errors and cut RMA costs by up to $100k, boosted on-time delivery to 95% through improving forecasts, inventory control, and oversight, replaced legacy systems with SAP ERP to achieve near full operational visibility and cost control, reduced headcount, and cut OPEX by 20%. My key additional contributions included driving revitalization of the product line to expand market offerings and addressing 3G End of Life (EOL) hardware.

Trapeze Group

3 years 6 months

General Manager and Director
January 2015 - February 2017 (2 years 2 months)
Austin, Texas Area

I oversaw the school transportation business unit multimillion-dollar P&L. Additionally, I financially restructured an under-performing B2B software and hardware business within one year to achieve an EBITA of 8% and a forecasted continual yearly trend of 20%. I solved business operations performance gaps by balancing revenue and cost while ensuring <5% customer attrition by tackling customer survey (CSAT) feedback, product issues, call volumes and customer response and resolution times. I was also successful in expanding the sales funnel by 100% in one year through improving market and competitor insights, strategic selling, digital drip campaigns and establishing a disciplined bidding process.

Program Manager and Business Acquisition Integration Manager
September 2013 - January 2015 (1 year 5 months)
Austin, Texas Area

As Program Manager, Business Acquisition Integration and P&L Manager for the Rideshare Business Unit, I led business integration including negotiating contract assignments, pricing, platform coordinating migration and technology transfer and adding value to customer care, which resulted in the acquisition surpassing a 25% internal rate of return (IRR) ahead of schedule.

Ecology and Environment, Inc.
14 years 8 months

Program Manager, Large Programs and Rideshare
June 2003 - September 2013 (10 years 4 months)
Austin, Texas Area

As Program Manager for Large Programs and the Rideshare Business Unit, I spearheaded large multimillion-dollar programs and projects, executed program and project initiatives, and ensured timely execution, scope and cost control of a $22 million project budget commanding up to 80 staff members and subcontractors in support of $109 million international management program. I also launched and scaled a start-up Rideshare SaaS business unit scaling it from one to 56 customers, four countries, 46 metropolitan organizations and multiple transit agencies, employers, and universities providing access to 40 million people. In addition, I led an Investment Bank guided pursuit of Venture Capital and sold off a Rideshare business unit.

Director, Geographic Information Systems

February 1999 - June 2003 (4 years 5 months)
Austin, Texas Area

As head of the GIS department I managed and doubled the size of the business unit achieving > 200% increase in annual revenue within 2 years.

Education

The University of Texas at Dallas - School of Management
MBA (cum laude), Business Administration specializing in Supply Chain RFID

University of London
MS (summa cum laude), Remote Sensing (Satellite Imaging) specializing in GIS

University of Birmingham
BS (high honors), Earth Sciences